16003976

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

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SEC FILE NUMBER
8- 41649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Executive Services Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3445 Peachtree Road, NE, Suite 200
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth L. Felts 404-504-3817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

Six Councourse Parkway, Suite 600 (Address) Atlanta (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth L. Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Executive Services Securities, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K Felts
Signature

SVP
Title

Elizabeth M. Erwin
Notary Public

ELIZABETH M. ERWIN NOTARY PUBLIC MY COMMISSION EXPIRES MARCH 12, 2019 FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFP®

February 25, 2015

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
404

NASD / Systems Support
9509 Key West Avenue
3rd Floor
Rockville, NASD 20850

Re: Executive Services Securities, LLC. CRD# 25299
Annual Filing of Audited Financial Statements

To Whom It May Concern:

Enclosed is the audited financial statement as of December 31, 2015 for the above mentioned corporation.

Should you have any questions, please contact me directly.

Sincerely,

Edward H. Kroell

EXECUTIVE SERVICES SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2015

with

Independent Auditors' Report

EXECUTIVE SERVICES SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2015

with

Independent Auditors' Report

EXECUTIVE SERVICES SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2015

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Executive Services Securities, LLC

We have audited the accompanying statement of financial condition of Executive Services Securities, LLC (a Georgia corporation) as of December 31, 2015, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Executive Services Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Executive Services Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Executive Services Securities, LLC's financial statements. The supplemental information is the responsibility of Executive Services Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information are fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Atlanta, GA
February 25, 2016

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	180,559
Commissions receivable		178,127
Prepaid expenses		21,941
TOTAL ASSETS	$	380,627

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	121,985
Member's Equity (Note C)		258,642
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	380,627

See accompanying notes to financial statements.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

Revenue	
Commissions	$ 4,826,274
Commission Expense	
Commission expense to outside agents	654,246
NET REVENUE	4,172,028
Operating Expenses (Note B)	
Personnel expense	2,624,300
Marketing and travel expense	76,687
Technology expense	123,041
Occupancy expense	166,517
General and administrative expenses	1,483,334
TOTAL OPERATING EXPENSES	4,473,879
Net Loss	$ (301,851)

See accompanying notes to financial statements.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2015

Balance, December 31, 2014	$	560,493
Net loss		(301,851)
Balance, December 31, 2015	$	258,642

See accompanying notes to financial statements.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net loss	$ (301,851)
Adjustments to reconcile net loss to net cash used by operating activities	
Decrease in:	
Commissions receivable	287,800
Prepaid expenses	1,956
Decrease in:	
Accounts payable	(9,847)
NET CASH USED BY OPERATING ACTIVITIES	(21,942)
NET DECREASE IN CASH	(21,942)
Cash at Beginning of Year	202,501
Cash at End of Year	$ 180,559

See accompanying notes to financial statements.

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, LLC (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations. The Company was formerly known as One Securities Corporation and changed its name to Executive Services Securities, LLC on October 9, 2007.

The Company is wholly owned by National Financial Partners Corp. ("NFP" or "Parent").

Effective October 23, 2008 the Company changed its legal form to a limited liability company and its name to Executive Services Securities, LLC ("ESSL").

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentrations of Credit Risk: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

Two customers represented approximately 52% of the Company's revenues for the year ended December 31, 2015.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

Income Taxes: Effective October 23, 2008 the Company's legal form changed to a limited liability company. As a result of this change, the Company is not subject to federal and state income taxes beginning October 23, 2008. The Company's income or loss is reported on the member's tax return. Therefore, no income tax provision is included in the accompanying financial statements.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company could be subject to income tax examinations for its U.S. federal income taxes for the current tax year and previous filings for tax years 2014, 2013 and 2012 still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments, principally receivables and accounts payable, are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2015 and February 25, 2016, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSL marketing and general and administrative services and ESSL pays a base amount of compensation to the affiliate. The base amount is $102,500 per month. In addition, the agreement provides for ESSL to pay additional compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSL. The agreement includes a compensation cap that provides that the aggregate of the compensation expenses owed shall not exceed ESSL's net revenue as defined as gross commissions less overrides, distributions and payment of commissions owed to ESSL's registered representatives.

The total amount paid under these agreements for the year ended December 31, 2015 was $4,442,059.

NOTE C—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2015, the Company had net capital of $186,170, which was $178,038 in excess of required net capital.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(SCHEDULE I)
December 31, 2015

Computation of Net Capital		
Total member's equity	$	258,642
Deduct non-allowable assets		
Prepaid expenses		(21,941)
Disallowed receivables		(50,531)
Net capital	$	186,170
Computation of Aggregate Indebtedness		
Accounts payable	$	121,985
Total aggregate indebtedness	$	121,985
Computation of Minimum Net Capital Requirement		
Net capital	$	186,170
Minimum net capital to be maintained (greater of $5,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness of $121,985)		8,132
Net capital in excess of requirement	$	178,038
Percentage of aggregate indebtedness to net capital		65.52%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2015 as filed on January 14, 2016 and the audited financial statements at December 31, 2015.

EXECUTIVE SERVICES SECURITIES, LLC
SCHEDULE II
OTHER INFORMATION
December 31, 2015

The following statements and computations are not applicable at December 31, 2015, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k)(2)(i) of Rule 15c3-3.

February 25, 2016

Securities & Exchange Commission
Atlanta District Office
950 East Paces Ferry Road, Suite 900
Atlanta, GA 30326-1232

RE: Exemption Report

To Whom It May Concern:

Executive Services Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company is filing an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.
2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3- 3(k) throughout the most recent fiscal year without exception.

Executive Services Securities, LLC

I, Ken Felts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ken Felts

Title: Senior Vice President

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Executive Services Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Executive Services Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Executive Services Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (1) (the "exemption provision"). Executive Services Securities, LLC stated that Executive Services Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Executive Services Securities, LLC's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Executive Services Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 25, 2016